The Royce Funds

745 Fifth Avenue
New York, NY 10151
(212) 508-4500
(800) 221-4268

December 4, 2015

Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549
Attention: Mark Cowan, Division of Investment Management

Re:	The Royce Fund (File No. 811-03599) (the “Trust”)
Registration Statement on Form N-14 (File No. 333-207775)

Dear Mr. Cowan:

This letter responds to telephonic comments received from you regarding Pre-Effective Amendment No. 1 to the Trust’s Registration Statement on Form N-14 (the “N-14”) that was filed with the Securities and Exchange Commission (the “Commission”) under Rule 488 under the Securities Act of 1933, as amended (the “1933 Act”), on November 4, 2015. The N-14 provides information relating to the proposed reorganizations of Royce European Small-Cap Fund and Royce Global Value Fund into Royce International Premier Fund, each a series of the Trust.

Set forth below are the Commission staff’s comments relating to the N-14 in italics, along with the Trust’s responses to those comments. Today, the Trust is filing a shareholder letter, Notice of Special Meeting of Shareholders, Prospectus/Proxy Statement, and Statement of Additional Information pursuant to Rule 497 under the 1933 Act (collectively, the “497 Filing”). The 497 Filing incorporates the Trust’s responses to the Commission staff’s comments, includes certain required record date information, and makes certain non-material updating changes. Capitalized terms used herein and not otherwise defined herein shall have the meanings given to them in the 497 Filing.

1.	Comment: Please include the relevant Tandy representations in your response letter and submit such letter as Edgar correspondence.

Response: The Trust acknowledges that: (i) it is responsible for the adequacy and accuracy of the disclosure in the 497 Filing; (ii) Commission staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the 497 Filing; and (iii) the Trust may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

2.	Comment: Please consider adding disclosure regarding the Funds’ comparative investment performance to the shareholder letter.

Response: The Trust has added to the shareholder letter cross-references to the various sections of the Prospectus/Proxy Statement that contain comparative investment performance.

3.	Comment: Please consider expanding upon the discussion of how completion of the Reorganizations will affect the fees and expenses paid by Target Fund shareholders.

Response: We note that the shareholder letter already contains disclosure to the effect that each Target Fund and International Premier are subject to identical contractual investment advisory fee rates. With respect to European Small-Cap, the shareholder letter also contains disclosure to the effect that because European Small-Cap and International Premier are subject to identical contractual operating expense ratio caps over the same upcoming time periods, European Small-Cap shareholders will not experience increased net annualized operating expense ratios as shareholders of the Combined Fund after the European Small-Cap Reorganization during those time periods. With respect to Global Value, the shareholder letter also contains disclosure to the effect that because International Premier’s various share classes are subject to identical or more favorable contractual operating expense ratio caps over the same upcoming time periods, Global Value shareholders will not experience increased net annualized operating expense ratios as shareholders of the Combined Fund after the Global Value Reorganization during the time periods covered by those caps. As a result, we respectfully believe that the relevant disclosure already contained in the shareholder letter is sufficient.

4.
Comment: Please add disclosure to the shareholder letter to the effect that Combined Fund shareholders may experience higher net annualized operating expense ratios after the expiration of any contractual expense caps.

Response: The requested disclosure has been added to the shareholder letter in respect of each Target Fund. Conforming changes have been made throughout the 497 Filing as appropriate.

5.
Comment: In the last sentence of the last paragraph of the cover page of the Prospectus/Proxy Statement, please identify the specific “legal agreements” of International Premier to which Target Fund shareholders will become subject upon completion of a Reorganization.

Response: The requested change has been made by indicating that Target Fund shareholders will become subject to International Premier’s investment advisory agreement.

6.	Comment: Please add disclosure to the initial section of the Prospectus/Proxy Statement to the effect that Royce will pay all fees and expenses resulting from the Reorganizations.

Response: The following disclosure has been added to the initial section of the Prospectus/Proxy Statement:

“Royce will pay all fees and expenses resulting from the Reorganizations, including proxy solicitation costs and legal and audit fees. However, any brokerage or other trading costs incurred by a Fund in connection with buying or selling portfolio securities prior to a Reorganization will be borne by that Fund and its shareholders while brokerage or other trading costs incurred in connection with buying or selling portfolio securities after a Reorganization will be borne by the Combined Fund and its shareholders.”

Comment: Conforming changes have been made throughout the 497 Filing as appropriate.

7.	Comment: Please add the 1933 Act file numbers for the Funds as appropriate to page 3 of the Prospectus/Proxy Statement where various SEC filings are referenced.

Response: The relevant 1933 Act file numbers have been added as requested.

8.
Comment: Consider splitting up the Fee Tables and Expense Examples so that the various Fee Tables and Expense Examples for European Small-Cap Shareholders appear immediately before the “Summary of the European Small-Cap Reorganization” section and the various Fee Tables and Expense Examples for Global Value Shareholders appear immediately before the “Summary of the Global Value Reorganization” section.

Response: The requested changes have been made.

9.	Comment: Please clarify why the various Expense Examples do not list the expenses shareholders would pay if they did not redeem their shares during the relevant time periods.

Response: Because all shares offered by the Prospectus/Proxy Statement that are held for at least 365 days are not subject to contingent deferred sales charges or redemption fees, the expenses redeeming and non-redeeming shareholders would pay for the relevant time periods will be identical.

10.	Comment: Please delete the phrase “, including the Plan,” from the disclosure immediately below wherever such disclosure appears.

“You should read the more complete information in the rest of this Prospectus/Proxy Statement, including the form of Plan, along with the Statutory Prospectus, the Annual Report, and the Semiannual Report, copies of which are enclosed, the SAI, and the Reorganization SAI. This Prospectus/Proxy Statement is qualified in its entirety by reference to these documents. You should read these materials for more complete information.”

Response: The relevant phrase has been deleted as requested throughout the Prospectus/Proxy Statement.

11.	Comment: Please explain why the past tense (i.e., “was”) is used when comparing the restated gross annualized operating expense ratios of the Target Funds and International Premier.

Response: The past tense (i.e., “was”) is used when comparing the restated gross annualized operating expense ratios of the Target Funds and International Premier because those operating expense ratios are based on past operating expenses and average net assets (i.e., those for the nine-month period ended September 30, 2015), as adjusted to give effect to the revised contractual investment management fee structures and the revised contractual expense caps that will go into effect on January 1, 2016

12.
Comment: Where applicable, please consider disclosing the Board’s specific conclusions with respect to its consideration of the Combined Fund’s ability to use various capital loss carryforwards and other tax attributes after either or both of the Reorganizations.

Response: In accordance with the adopting release for Rule 17a-8, the Board evaluated information reasonably necessary to its determinations, including information relating to: (i) fees or expenses, if any, that will be borne directly or indirectly by a Fund in connection with the relevant Reorganization; (ii) any effect of a Reorganization on annual fund operating expenses and shareholder fees and services; (iii) any change in a Target Fund’s investment objectives, restrictions, and policies that will result from the relevant Reorganization; and (iv) any direct or indirect federal income tax consequences of a Reorganization to Fund shareholders. No single factor was cited as determinative to the decision of the Trustees. Rather, after considering and giving appropriate weight to all pertinent factors, the Board determined that the Reorganizations were in the best interests of the Funds and will not dilute the interests of the relevant shareholders notwithstanding any potential limits on the Combined Fund’s ability to use various capital loss carryforwards and other tax attributes after either or both of the Reorganizations.

13.
Comment: Please confirm supplementally that each Target Fund’s net annualized operating expense ratio will not increase as a result of the Reorganization during the term of any applicable contractual expense cap.

Response: The Trust hereby confirms that each Target Fund’s net annualized operating expense ratio will not increase as a result of the Reorganization during the term of any applicable contractual expense cap.

14.
Comment: Please conform the disclosure relating to the potential sale of portfolio securities prior to the Reorganizations that appears under the heading “Information About the Reorganizations–U.S. Federal Income Tax Consequences of each Reorganization” so that it is consistent with similar disclosure found elsewhere in the Prospectus/Proxy Statement.

Response: The requested change has been made.

15.
Comment: Wherever the potential limits on the Combined Fund’s ability to use various capital loss carryforwards and other tax attributes after either or both of the Reorganizations is addressed, please highlight the adverse effect such limits might have on the after-tax returns of Combined Fund shareholders.

Response: The requested disclosure has been added throughout the Prospectus/Proxy Statement as appropriate. In particular, the Trust notes that such disclosure has been added to the shareholder letter and the “Summary” sections of the Prospectus/Proxy Statement.

16.
Comment: On page 47 of the Prospectus/Proxy Statement, please revise the disclosure regarding how abstentions are counted for purposes of determining whether a quorum is present so that it better comports with “Plain English” principles.

Response: The disclosure has been revised as requested.

17.	Comment: Please confirm supplementally that the Trust’s Treasurer performs the functions of a chief financial officer and chief accounting officer.

Response: The Trust hereby confirms that its Treasurer performs the functions of a chief financial officer and chief accounting officer.

18.
Comment: The proxy cards included as exhibits to the N-14 provide that “If no direction is made, this Proxy will be voted FOR Proposal 1.” Please ensure that such text appears in boldface type in accordance with the requirements of the rules under the Securities Exchange Act of 1934, as amended.

Response: The proxy cards that are distributed to Target Fund shareholders in connection with the Reorganizations will incorporate the requested change.

*****

We believe that the proposed modifications set forth in the 497 Filing are responsive to the Commission staff’s comments. The N-14 will become effective on Friday December 4, 2015 pursuant to Rule 488 under the 1933 Act. If you have any questions or comments with respect to the 497 Filing, please contact the undersigned at (212) 508-4578.

Very truly yours,

/s/ John E. Denneen
John E. Denneen
Secretary

Encs.